MSDH
500 Nickerson Road
Marlborough, MA
01752-4695

Phone 617.497.6222
Marlborough Software Development Holdings Inc.	Fax 617.868.0784

February 8, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn:	Maryse Mills-Apenteng, Special Counsel
Patrick Gilmore, Accounting Branch Chief
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director

Re: Marlborough Software Development Holdings Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 3, 2012

File No. 333-177915

Dear Ms. Mills-Apenteng:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 7, 2012 (the “Comment Letter”) relating to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”) of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”), as well as our responses dated December 23, 2011, January 18, 2012 and February 3, 2012 to your prior comment letters dated December 8, 2011, January 10, 2012, and February 1, 2012, respectively. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

Marlborough Software Development Holdings Inc.

February 8, 2012

Prospectus Summary, page 1

Timing of the Distribution, page

1.	We note your added disclosure on page 4 regarding the request for information from the United States Department of Justice. With a view to disclosure, please tell us what effect this may have on the merger with Monotype and this transaction. Also tell us whether the Department of Justice procedures could have an effect on the Marlborough shareholders after the distribution. Finally, tell us what consideration you gave to including related risk factor disclosure.

Response:	The Bitstream merger with Monotype Imaging was below the threshold that required any filings or preapprovals under the Hart-Scott-Rodino Act. The current U.S. Department of Justice (the “DOJ”) inquiry is a voluntary inquiry with which Bitstream is and intends to continue to fully cooperate. At this time, Bitstream continues to believe that the Bitstream merger with Monotype Imaging does not violate any applicable antitrust laws and that the transaction will be consummated in due course. However, we cannot predict if, or when, the DOJ will commence a formal inquiry or any possible timeframe for resolving the DOJ inquiry. Accordingly, the DOJ inquiry may have the effect of delaying the completion of the merger. Although Bitstream may elect (and reserves the right) to complete the Distribution at any time and the Distribution is not conditioned upon the completion of the merger, it remains management’s present intention to complete the Distribution and the merger contemporaneously. Thus, any delay in the completion of the merger will likely delay the completion of the Distribution. The Distribution is a condition to the closing of merger but the Distribution is not implicated by the DOJ inquiry.

We do not believe the DOJ inquiry will have any effect on the Company’s shareholders after the Distribution nor do we see any risks to the Company’s shareholders in their capacity as such. The DOJ inquiry is limited to the merger and except for its effect on the possible timing of the Distribution, the DOJ inquiry does not implicate the Distribution which is an independent transaction. We understand that the DOJ inquiry is limited solely to the assets to be acquired by Monotype Imaging, not those assets that have been contributed to the Company. We have not included any risk factor disclosure, as the only risk is that the Distribution is never consummated. The Registration Statement only covers, in our view, disclosure that is relevant if the Distribution is completed.

Marlborough Software Development Holdings Inc.

February 8, 2012

Executive Compensation and Other Matters

2.	Please revise the first sentence in this section to refer to the last completed fiscal year.

Response:	We will revise the first sentence to refer to the last completed fiscal year and hereby confirm that all such disclosures in Amendment No. 3 were with respect to the year ended December 31, 2011.

3.	Regarding your response to prior comment 5, please clarify how you calculated Mr. Kaminski’s compensation disclosed in the summary compensation table and expand footnote 12 to the table as appropriate. In this regard, we note the disclosure in the last paragraph on page 73 indicating that he was paid $1,500 per day for serving as interim CEO. In addition, consider whether you should include narrative disclosure to the summary compensation table to address in more specific detail how base salaries were increased for Messrs. Kaminksi and Romik during fiscal year 2011 and any other material factors necessary to an understanding of the information disclosed in the table. Refer to Item 402(o) of Regulation S-K.

Response:	In connection with his appointment as interim Chief Executive Officer on May 1, 2011 after the resignation of Anna Chagnon, Bitstream’s former Chief Executive Officer, Mr. Kaminski’s compensation was fixed by the Compensation Committee of Bitstream’s board of directors at $1,500 per day that Mr. Kaminski devotes substantive attention to Bitstream matters in his capacity as interim Chief Executive Officer, which was 15 days in 2011. We will revise footnote 12 and the disclosure on page 73 to clarify that Mr. Kaminski’s per diem compensation was limited to those days on which he devoted substantive attention to Bitstream matters in his capacity as interim Chief Executive Officer. The $22,500 salary paid to Mr. Kaminski in 2011 represented his initial salary for services rendered to Bitstream as interim Chief Executive Officer in 2011 as fixed by the Compensation Committee, and did not represent any increase in his compensation for service as a director prior to or after May 1, 2011.

Prior to Mr. Romik’s employment by Bitstream in late February 2011 as General Manager of Pageflex, Mr. Romik performed consulting services on a limited basis for Bitstream as an independent contractor. Mr. Romik’s $189,540 of salary in 2011 represented his initial annual salary of $225,000 for the approximately ten months in 2011 that he was a full-time employee of Bitstream and was his initial salary fixed by the Compensation Committee and did not represent any increase in salary as an employee of Bitstream. We believe that the clarification to footnote 12 to the Summary Compensation Table noted above, together with existing footnotes 1, 2, 3, 11 and 12 provide all of the narrative disclosure required by Item 402(o) of Regulation S-K. To provide

Marlborough Software Development Holdings Inc.

February 8, 2012

further clarification, we will insert new footnote disclosure for each of Messrs. Kaminski and Romik stating that their reported amounts reflect their initial salaries in connection with their initial appointments as interim Chief Executive Officer of Bitstream and General Manager of Pageflex, respectively, prorated for the portion of 2011 during which they served in such capacities.

On behalf of the Company, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Amendment No. 3 to Registration Statement on Form S-1.

Sincerely,

/s/ James P. Dore
James P. Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings, Inc.